UNIFIED SERIES TRUST

RULE 18f-3 PLAN

of the

Geronimo Multi-Strategy Fund

Geronimo Sector Opportunity Fund

Geronimo Option & Income Fund

WHEREAS, Unified Series Trust, an Ohio business trust (the “Trust”), is an open-end management investment company registered as such under the Investment Company Act of 1940, as amended (the “1940 Act”); and

WHEREAS, the Trust desires to adopt this 18f-3 Plan (“Plan”) pursuant to Rule 18f-3 of the Investment Company Act of 1940, as amended (“1940 Act”) on behalf of the following series of the Trust: Geronimo Multi-Strategy Fund, Geronimo Sector Opportunity Fund and Geronimo Enhanced Option & Income Fund (each, a “Fund” and collectively, the “Funds”); and

WHEREAS, the Trust’s Board of Trustees, including the Trustees who are not interested persons of the Trust or the Funds (“Independent Trustees”), have determined, in the exercise of the their reasonable business judgment and in light of their fiduciary duties, that the Plan, including the expense allocation, is in the best interests of each class of shares of each Fund;

NOW, THEREFORE, the Trust hereby adopts this Plan in accordance with Rule 18f-3 under the 1940 Act on the following terms and conditions:

A.	Differences Among Classes. Each class of shares of a Fund:

(1)    (a) Shall have a different arrangement for shareholder services or the distribution its shares, and shall pay all of the expenses of that arrangement; and

(b) May pay a different share of other expenses, not including advisory or custodial fees or other expenses related to the management of the Fund’s assets, if these expenses are actually incurred in a different amount by that class, or if the class receives services of a different kind or to a different degree than other classes;

(2) Shall have exclusive voting rights on any matter submitted to shareholders that relates solely to its arrangement;

(3) Shall have separate voting rights on any matter submitted to shareholders in which the interests of one class differ from the interests of any other class; and

(4) Shall have in all other respects the same rights and obligations as each other class.

B.          Description of Classes. Each Fund may offer the following classes of shares on the terms set forth below:

(1)    Class I. Class I shares shall be offered to only to the following institutional investors:

•	Banks, trust companies or other type of depository institutions;
•	Insurance companies, investment companies or foundations purchasing shares for their own account;
•	Retirement plans such as a 401(k), 403(b) or 457(b) plans or the custodians for such plans;
•

Other qualified or non-qualified employee benefit plans, including pensions, profit-sharing, health and welfare, or other employee benefit plans that meet the following definition of an “Eligible Benefit Plan”:

For purposes of this Plan, “Eligible Benefit Plans” shall mean qualified or nonqualified employee benefit plans or other programs where (i) the employers or affiliated employers maintaining such plans or programs have a minimum of 250 employees eligible for participation in such plans or programs or (ii) such plan’s or program’s aggregate investment in the Funds exceeds $1 million.

Class C shares shall be purchased at net asset value without deducting an initial sales charge. Purchasers of Class I shares shall pay no sales load at the time of purchase, no redemption fee and no Rule 12b-1 distribution fees. The minimum purchase for Class I shares shall be $50,000, which minimum may be waived at the discretion of the Funds’ advisor.

(2)        Class C. Class C shares shall be purchased at net asset value without deducting an initial sales charge. Class C shares shall be offered by participating dealers to the general public. The Funds have adopted a distribution plan for each Fund’s Class C shares in accordance with Rule 12b-1 under the Investment Company Act of 1940. Under the Funds’ Rule 12b-1 plan, each Fund can pay the Fund’s advisor and/or other qualifying financial institutions, a fee of up to 1.00% of the Class C’s average daily net assets (0.75% to help defray the cost of distributing Class C shares and 0.25% for servicing Class C shareholders). The minimum purchase for Class C shares shall be $1,000.

A Class C shareholder will be assessed a short-term redemption fee of 2.00% if the shareholder redeems the Class C shares purchased within 60 days of purchase. Each Fund will first redeem the shares owned by the shareholder for the longest period of time. No redemption fee will be imposed on shares received through the reinvestment of dividends and capital gains. The holding period shall be calculated on a monthly basis and begins on the first day of the month in which the shares are purchased and ends on the 60th day thereafter. When a shareholder redeems Class C shares subject to a redemption fee, the redemption fee shall be calculated on the NAV attributable to the shares on the date of redemption, and shall be deducted from the shareholder’s redemption proceeds. The Funds’ advisor, in its sole discretion, may waive the redemption fee for any shareholder of a Fund.

C.           Waiver of Expenses. Expenses of each class may be waived or reimbursed by GERONIMO Partners Asset Management, LLC, the Funds’ advisor (“Geronimo”). Geronimo contractually has agreed to waive its advisory fee and, if necessary, reimburse each Fund, in order to maintain each Fund’s total annual operating expenses, excluding 12b-1 fees (for Class C shares only), interest, taxes, brokerage and extraordinary expenses, at 3.00% and 2.00% of the average daily net assets such Fund’s Class C and Class I, respectively, for the first two fiscal years ending 2007.

D. Allocation of Class Expenses. Income, realized gains and losses, unrealized appreciation and depreciation, and Fund-wide expenses not allocated to a particular class shall be allocated to each class based on the net assets of that class in relation to the net assets of the Funds (“relative net assets”).

E. Board Approval. This Plan shall take effect as of the date the Funds’ shares are first offered for sale to the public, following approval of the Plan, together with any related agreements, by vote of a majority of both (a) the Board of Trustees and (b) the Independent Trustees, cast in person at a meeting or meetings called for the purpose of voting on this Plan. Prior to approving the Plan or any material amendment thereto, a majority of the Trustees and Independent Trustees shall find that the Plan as proposed to be adopted or amended, including the expense allocation, is in the best interests of each class of the Funds individually and each Fund as a whole. Before any vote on the Plan, the Trustees shall request and evaluate, and any agreement relating to a class arrangement shall require the parties thereto to furnish, such information as may be reasonably necessary to evaluate the Plan.

F.            Renewal of Plan. This Plan shall continue in full force and effect for an initial period of two (2) year, and, thereafter, shall renew for successive periods of one year for so long as such continuance is specifically approved in the manner provided for approval of this Plan in Paragraph D.

G.           Termination. This Plan may be terminated by the Funds at any time by vote of a majority of the Independent Trustees or by a vote of a majority of the outstanding voting securities of the Funds.

Date: August 29, 2005

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